Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2016
Earnings
Income before income taxes	$914
Add/(Deduct):
Equity in net income of affiliated companies	(15)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	1,338
Earnings	$2,237

Fixed charges
Interest expense	$1,333
Interest portion of rental expense (a)	5
Capitalized interest	1
Total fixed charges	$1,339

Ratios
Ratio of earnings to fixed charges	1.7
__________

(a)	One-third of all rental expense is deemed to be interest.